April 14, 2010

Via Facsimile, EDGAR and Overnight Mail

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549-4561

RE:  Home Federal Bancorp, Inc. Comment Letter dated March 31, 2010

Dear Mr. Cline:

This letter sets forth the responses of Home Federal Bancorp, Inc. (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2010, in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009.

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

1.
Please refer to our previous comment 2 in our letter dated February 17, 2010. We note in your response that you determined all loans classified as substandard, doubtful or loss and all loan on non-accrual status at the acquisition date to be within the scope of ASC 310-30. From your response, it appears that you applied the guidance of ASC 310-30 on a pooled basis by loan classification.

•	If so, please tell us how you considered the guidance of paragraph 310-30-15-7 when concluding this was appropriate.

Response:

ASC 310-30-15-2 states ASC 310-30 “applies to all loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable.” Generally, loans classified by a financial institution as substandard, doubtful or loss (commonly referred to as “adversely classified”) exhibit some evidence of deterioration of credit quality and a high likelihood that the financial institution will be unable to collect contractual amounts due under the original terms of the loan. For example, the Office of Thrift Institution’s Examination Handbook defines a substandard asset to be

“inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.”

Therefore, we reviewed adversely classified loans and determined them to be subject to ASC 310-30. We additionally engaged an independent firm to review the acquired loan portfolio and classifications

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
April 14, 2010

and to expand our own internal review of adversely classified loans. We believe these loan reviews were adequate to meet the requirements of ASC 310-30-15-7.

•
Given the failure of Community First to appropriately record loan losses prior to its closure, please tell us how you concluded that their loan grading system was accurate enough to rely on for the purposes of applying ASC 310-30.

Response:

In our March 3, 2010, response to your previous comments, we noted that Community First Bank failed to appropriately record loan losses due to an inadequacy of capital to absorb additional reserves. In fact, Community First Bank had a capital deficit at June 30, 2009. However, the inability to adequately reserve for loan losses should not be confused with the ability to appropriately identify adversely classified loans. Community First Bank was supervised by the Federal Reserve Bank of San Francisco, under delegated authority from the Board of Governors of the Federal Reserve System, and by the Oregon Division of Finance and Corporate Securities. These regulatory bodies performed three examinations of Community First Bank during the year preceding the Bank’s failure. Additionally, the Federal Deposit Insurance Corporation was on site at Community First Bank for several months prior to the Bank’s receivership in August 2009. Due to the significant level of regulatory scrutiny placed on Community First Bank during the year preceding its failure, we believed the loan grading system was accurate enough to rely on for the purposes of applying ASC 310-30 on the date of acquisition. As noted earlier in this response letter, we and an independent firm reviewed the classification of acquired loans.

2.
We note that the ratio of allowance to loans in the acquisition and development portfolio for loans not subject to ASC 310-30 was 77% and that the ratio of allowance to loans in the one to four family construction loan portfolio was 50%. Please clarify specifically whether you evaluated each loan in these portfolios individually for evidence of credit impairment. Please provide additional information regarding how you concluded that such a significant allowance for loan losses was appropriate for loans that did not show evidence of credit impairment such that you expected to collect all contractual cash flows, particularly in light of your statement that the probability of default and loss given default on these loans will likely be significant.

Response:

We did not individually review each of the loans in the acquisition and development and construction portfolios unless the loan evidenced deterioration in credit quality by being adversely classified or on nonaccrual status. While the loans subject to ASC 450-20 may have been performing according to the terms of the underlying loan agreement and we were not aware of individual circumstances evidencing impairment in these loans at the acquisition date, we continue to believe losses will be realized as a severe economic recession, high unemployment, deteriorating real estate values and an excess of such speculative construction projects will quickly erode the repayment capacity of many of Community First Bank’s customers.

Most of the loans in the acquisition, development and construction portfolios have an “interest only” payment term, which reduces cash flow requirements prior to maturity and defers principal repayment until maturity. We may not be able to renew these loans when they reach maturity as a result of our stringent underwriting standards, which may result in these loans falling into default and foreclosure.  Therefore, while we have made a significant effort to identify and account for all loans considered impaired at the acquisition date, we believe the probability of default and the loss given default on the remaining portfolio of loans will be significant.

3.
Please refer to our previous comment 5 in our letter dated February 17, 2010. It remains unclear why you believe the timing of foreclosure and sale to be indeterminate and therefore cannot estimate cash

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
April 14, 2010

flows for your loans subject to ASC 310-30. Please provide additional information to clarify your response. Additionally, please tell us whether the fair value measurement and/or appraisal of the loans included an estimate of a holding period between purchase and time to sell, particularly for your acquisition and development, construction and commercial portfolios. Please tell us whether you have access to such data as average time on the market, etc. for the types of properties collateralizing these loans.

Response:

The primary reasons for the uncertainty in our estimates of cash flows include the precipitous decline in real estate values in Central Oregon, rapid increases in commercial real estate vacancies, a significant oversupply of residential development projects and our intent to liquidate foreclosures as quickly as possible in order to utilize loss protection available under our loss sharing agreement with the FDIC. While appraisals include estimates of average time on the market and general absorption rates for land development and commercial real estate properties, we believe these rates to be subject to significant uncertainty due to the absence of a stable market and limited comparable sales data resulting from a decline in activity.

The Central Oregon and Boise, Idaho, real estate markets are experiencing very similar performance characteristics due to the oversupply of speculative residential land and commercial real estate development projects over the last four years. We continue to see rapid declines in commercial property values in our Idaho market even though we obtain quarterly appraisals on other real estate owned. We are experiencing similar uncertainty and declines in real estate values in Central Oregon.

4.
Please refer to our previous comment 10 in our letter dated February 17, 2010. Although the buildings, furniture and fixtures of Community First Bank were excluded from the purchase agreement, the option to purchase them at a later date was included. Please tell us how you contemplated the existence of this option in concluding that the subsequent purchase of the assets should not be accounted for as a revision of your original purchase price accounting as the purchase fell within the one year allocation period. As requested, please tell us the authoritative literature considered when concluding these assets should be accounted for separately.

Response:

We submitted a bid on the auction of specific assets, net of certain liabilities. Buildings, furniture and fixtures of Community First Bank were specifically excluded from the assets auctioned by the FDIC. Home Federal Bank was determined to be the winning bidder in the auction. Our bid did not include consideration of the value of the buildings or furniture and fixtures and the FDIC’s selection of Home Federal Bank as the winning bidder for the auctioned net assets was irrespective of our intent, or absence thereof, to acquire any other assets subsequent to the acquisition of the auctioned assets. In November 2009, we purchased two banking offices and the furniture and fixtures of those buildings at fair value, as determined by an independent appraiser appointed by the FDIC. Since these assets were specifically excluded from the auctioned net assets and therefore were not a component of the net assets received in the acquisition, we treated the purchase of the buildings, furniture and fixtures as a separate transaction as we did not believe it was appropriate to impute the purchase price (or net discount) of the auctioned assets to the subsequent transaction of purchasing buildings, furniture and fixtures. We do not have a citation for authoritative literature as we believe these contractual arrangements with the FDIC as receiver of Community First Bank support that they were two separate transactions.

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
April 14, 2010

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (208) 468-5156 or by email at enadeau@myhomefed.com.

Sincerely,

/s/ Eric S. Nadeau

Eric S. Nadeau
Executive Vice President
Chief Financial Officer
Home Federal Bancorp, Inc.

cc:           Rebekah Blakeley Moore, Staff Accountant